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                                                                   Exhibit 99.22

CONTACT:  Robert E. Grice, Jr.          Eileen Morcos
          Chief Financial Officer       Investor Contact
          (714) 579-0412                Financial Relations Board
                                        (310) 442-0599





FOR IMMEDIATE RELEASE
May 19, 1998

                       SIMULATION SCIENCES INC. ANNOUNCES
                    COMPLETION OF TENDER OFFER BY SIEBE PLC

     Brea, California, May 19, 1998 - Simulation Sciences Inc. (Nasdaq: SMCI), a worldwide supplier of software and services to the process industries, announced today the successful completion of the tender offer (the "Offer") by Siebe plc, a United Kingdom public limited company ("Siebe"), for all the outstanding shares of common stock, and associated preferred stock purchase rights (collectively, the "Shares"), of SIMSCI. The Offer was made through S Acquisition Corp., an indirect wholly owned subsidiary of Siebe. The Offer expired at 12:00 midnight, New York City time on Monday, May 18, 1998, by which time approximately 13,891,721 Shares had been tendered (including 490,563 Shares tendered by notice of guaranteed delivery). This represented more than 97.9 percent of the outstanding Shares of SimSci. Siebe will accept for payment all the Shares tendered at the tender offer price of $10.00 per share.

     Siebe is one of the United Kingdom's largest diversified engineering and electronics groups and incorporates over 200 companies worldwide, employing over 50,000 people. The Group designs and manufacturers temperature and appliance controls, electronic power controls, process automation and building control systems, and engineered industrial equipment.

     SIMSCI is a leading provider of application software and related services to the petroleum, petrochemical, and industrial chemical process industries as well as the engineering and construction firms that support those industries. SIMSCI's Windows-based graphical user interface and simulation software products are designed to increase profitability by reducing capital investment costs, improving yields and enhancing management decision making. SIMSCI maintains offices in Belgium, Brazil, Egypt, Germany, Japan, Singapore, the Untied Kingdom, the United States, and Venezuela and provides support and service to more than 650 customers in over 65 countries. Fore more information about SIMSCI, visit the SIMSCI Website at http://www.simsci.com.